                                                                   Exhibit 8(dd)

May 1, 2009

Janus Aspen Series
151 Detroit Street
Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement dated May 1, 2009, as amended, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Modular Portfolio Construction Portfolio (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from the date the Fund commences operations until May 1, 2010, under the following conditions:

     In the event the operating expenses allocated to any class of the Fund (excluding any expenses of any underlying fund), including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed .45% of the Fund's average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the 12b-1 fee payable by Services Shares of the Fund, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions, distribution fees and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, acquired fund fees and expenses and any indemnification related thereto) paid or payable by the Fund as well as the 12b-1 fee payable by the Service Shares of the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or paid by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

     This waiver/reimbursement paid by JCM to the Fund or any fee reduction by JCM pursuant to this letter, for a three year period commencing with operations of the Fund, JCM shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.45% of average daily net assets. This provision survives the term of this letter.

This waiver/reimbursement will continue in effect until May 1, 2010, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Aspen Series, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC                JANUS ASPEN SERIES


By: /s/ Gregory A. Frost                    By: /s/ Stephanie Grauerholz-Lofton
    -------------------------------------       --------------------------------
    Gregory A. Frost, Executive Vice            Stephanie Grauerholz-Lofton
    President and Chief Financial Officer       Vice President and Secretary